February 13, 2006

Mr. Dennis C. Hult
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Arrhythmia Research Technology, Inc.
Form 8-K filed February 9, 2006

Dear Mr. Hult:

        On behalf of Arrhythmia Research Technology, Inc., a Delaware corporation (the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment 1 to the Form 8-K, including exhibits.

        The Amended Form 8-K incorporates changes responsive to the comments set forth in the Commission’s letter to the undersigned dated February 10, 2006. For your convenience, we have repeated each comment prior to the response.

1.

Please amend Item 4(a) of Form 8-K to state the former accountant resigned and the specific date of resignation, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to indicate the date that the audit committee agreed to accept the resignation as that wording is unclear to a reader as to when the resignation took place. Generally, a resignation is a unilateral action and effective upon notification by the resigning accountant.

The Form 8-K has been amended to more clearly state the February 3, 2006 date of resignation of the accountant.

2.

Please tell us why your statement as to whether there were any disagreements with the former accountants is for the two fiscal years ended December 31, 2004 and December 31, 2003, and through November 14, 2005. This should be through the date of resignation. See Item 304(a)(1) of Regulation S-B. If November 14, 2005 is the date of the resignation, please amend the Form 8-K and date your report as of the date of resignation.

The date November 14, 2005, was used as that date was the date of the filing of the Company’s Form 10-QSB for the quarter ended September 30, 2005, and the date of the last review performed by the accountants on behalf of the Company. We have revised the disclosure to indicate that there were no disagreements with the former accountants through the date of their resignation as requested.

3.

To this regard, if the former accountants’ resignation was November 14, 2005, please tell us why the Form 8-K was not filed until February 3, 2006. Please tell us how this affects management’s assessment of internal reporting controls.

As noted above, the date of resignation was February 3, 2006 and the Form 8-K was timely filed on February 9, 2006 as required.

4.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file and updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We have obtained and filed an updated Exhibit 16 letter from the former accountants that states the former accountants agree with the statements in the revised Form 8-K.

      The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

By: /s/ David A. Garrison
David A. Garrison,
Chief Financial Officer

Enclosures
cc:      Kathleen L. Cerveny, Esq.